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As filed with the Securities and Exchange Commission on February 28, 2005

Registration No. 333-122723

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CENTRAL PACIFIC FINANCIAL CORP.
(Exact Name of Registrant as Specified in Its Charter)

Hawaii (State or other jurisdiction of incorporation or organization)	99-0212597 (IRS Employer Identification Number)

220 South King Street
Honolulu, Hawaii 96813
(808) 544-0500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Glenn K.C. Ching
Senior Vice President and General Counsel
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813
(808) 544-0500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067-1725 (310) 712-6600	Gordon Bava, Esq. Manatt Phelps & Phillips, LLP 11355 West Olympic Boulevard Los Angeles, California 90064-1614 (310) 312-4000

        APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2005

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus

1,750,000 Shares

Common Stock

We are offering 1,750,000 shares of our common stock, no par value per share, by this prospectus. We will receive all of the net proceeds from the sale of the shares of common stock that we are offering.

Our common stock is listed on the New York Stock Exchange under the symbol "CPF." The last reported sale price of our common stock on February 25, 2005 was $36.80 per share.

	Per Share	Total
Public offering price
Underwriting discounts
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 262,500 additional shares of our common stock at the public offering price to cover over-allotments, if any.

The underwriters expect the shares of our common stock will be ready for delivery to purchasers on or about                         , 2005.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8 for a discussion of factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund or any other governmental agency.

Bear, Stearns & Co. Inc.

Sandler O'Neill & Partners, L.P.

RBC Capital Markets

Prospectus dated                         , 2005

        No dealer, salesperson or other person is authorized to give any information or to make any representation not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares of common stock offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. The information contained in this prospectus is current only as of its date.

i

AVAILABLE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at the above address at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

        You can also obtain access to our reports and proxy statements, free of charge, on our website at www.centralpacificbank.com as soon as reasonably practicable after such filings are electronically filed with the SEC. However, the information contained on our website is not part of this prospectus.

        We are "incorporating by reference" into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information modified or superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents below that we have previously filed with the SEC:

Central Pacific SEC Filings (File No. 001-31567)	Period or Date
Annual Report on Form 10-K	Fiscal year ended December 31, 2003 and filed on March 10, 2004
Quarterly Reports on Form 10-Q	Quarterly periods ended March 31, 2004 and filed on May 7, 2004, June 30, 2004 and filed on August 6, 2004, and September 30, 2004 and filed on November 9, 2004, as amended on December 13, 2004
Current Reports on Form 8-K	Filed on February 4, 2004, April 23, 2004, August 31, 2004, September 14, 2004, September 17, 2004, as amended on November 26, 2004, September 21, 2004 and February 8, 2005

Description of our common stock set forth in our registration statement filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating the description
Registration Statement on Form 8-A for the rights issued under the Rights Agreement of Central Pacific adopted as of August 26, 1998	Filed on September 16, 1998, as amended

        In addition, we also incorporate herein by reference the unaudited pro forma condensed combined statement of income for CB Bancshares, Inc. and Central Pacific for the year ended December 31, 2003 (incorporated by reference herein from pages 23 through 31 of the joint proxy statement/prospectus included in Amendment No. 8 to our Registration Statement on Form S-4 (File No. 333-104783), filed on July 20, 2004).

        All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the completion of this offering will also be deemed to be incorporated by reference into this prospectus. Any statement that is modified or superseded will not, except as so modified or superseded, constitute part of this prospectus.

ii

        You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

                Central Pacific Financial Corp.
                Attn: David Morimoto
                220 South King Street
                Honolulu, Hawaii 96813
                Telephone: (808) 544-0500

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus.

FORWARD-LOOKING INFORMATION

        Some of the statements in this prospectus and the documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. These statements relate to future events or our anticipated financial performance, business prospects, anticipated capital expenditures and other similar matters and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "could", "would", "should", "expect", "plan", "anticipate", "intend", "believe", "estimate", "predict", "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors. Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" in this document and our most recent Form 10-K incorporated by reference in this prospectus, which describe risks and factors that could cause results to differ, possibly materially, from those projected in such forward-looking statements.

        These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on the company's businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

iii

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read carefully this entire prospectus, including the "Risk Factors" section, and the information incorporated by reference described under "Available Information". Data set forth below as of and for the periods ended December 31, 2004 is derived from our unaudited financial statements.

Our Business

Overview

        We are a bank holding company headquartered in Honolulu, Hawaii with $4.7 billion in assets and $3.3 billion in total deposits as of December 31, 2004. We offer a full range of banking services and products to small and medium-sized businesses, professionals and individuals in Hawaii. We currently operate 37 branch offices and 95 ATMs across Hawaii.

        We provide our customers with an array of commercial and consumer loan products, including residential mortgages, commercial real estate and construction financing, as well as commercial and consumer loans. At December 31, 2004, our loan portfolio totaled approximately $3.1 billion, and pro forma for our merger with CB Bancshares, Inc., which was completed on September 15, 2004, we experienced loan growth of 13.6% in 2004. At December 31, 2004, we had strong asset quality as demonstrated by our nonperforming assets to total assets ratio of 0.23% and our fourth quarter annualized net loan charge-offs to average loan ratio of 0.02%. Additionally, we have expanded our commercial real estate and construction financing expertise to the mainland through our five loan production offices, which serve customers in California and Washington. Our mainland lending activities are focused on serving commercial real estate clients with whom members of our loan production team have long-term relationships.

        As of December 31, 2004, our total deposits amounted to $3.3 billion. According to the Federal Deposit Insurance Corporation, or FDIC, our deposit market share in Hawaii as of June 30, 2004, pro forma for our merger with CB Bancshares, was 14.6%. In addition, our total deposit growth over June 30, 2003, pro forma for our merger with CB Bancshares, was 15.6%, compared to deposit growth of 8.8% in the Hawaii market over the same period.

        For the quarter ended December 31, 2004, the first full quarter following the consummation of the merger, our net interest margin was 4.60%, our efficiency ratio was 63.77%, or 55.74% excluding nonrecurring merger-related expenses, our return on average assets was 1.12%, or 1.35% excluding nonrecurring merger-related expenses, and our net income to average tangible equity ratio was 23.40%, or 28.18% excluding nonrecurring merger-related expenses.

The Merger

        On September 15, 2004, we completed our merger with CB Bancshares, Inc. As a result, City Bank became our wholly owned subsidiary. Our executive management team has developed a detailed integration plan with the aim of ensuring a smooth transition and realizing the expected benefits of our merger with CB Bancshares, such as providing our customers with an enhanced range of products and services, including expanded financing capabilities, and providing our shareholders with increased earnings resulting from expense reductions, enhanced liquidity, a larger market capitalization and the benefits of our more diversified loan portfolio and broader range of products and services. Our integration plan includes the following actions:

  •
  Best of Each Bank.  Our approach is to leverage the best employees, products and services of each bank to provide our expanded customer base with a broad but integrated suite of options to meet their financial needs.

  •
  Merger of our Two Banking Subsidiaries.  We merged our two banking subsidiaries, Central Pacific Bank and City Bank, on February 22, 2005 with Central Pacific Bank as the surviving entity, as well as our brand name going forward.

  •
  Branch Network Combination.  Following the consolidation of 9 branches and the opening of one new branch in February 2005, our branch network has been reduced from 45 to 37 branches across Hawaii.

  •
  Combination of IT Platforms.  We have integrated our two information technology platforms, which occured concurrently with the merger of our banks on February 22, 2005.

  •
  Voluntary Separation Program.  Following the completion of the merger, we implemented a Voluntary Separation Program, or VSP, which provides compensation to individuals who decided to voluntarily terminate their employment with us. As of December 31, 2004, 102 employees had decided to participate in the VSP.

        In connection with the merger, we issued 11.9 million common shares and paid $88.9 million in cash for total merger consideration of $423.1 million, based on our stock price as of September 15, 2004. Our merger with CB Bancshares was accounted for under the purchase accounting method, and CB Bancshares' results are included in our consolidated financial statements from September 15, 2004.

Company Strengths

        In addition to the benefits we expect to realize from our merger with CB Bancshares, we believe we are well positioned to take advantage of opportunities in our Hawaii and mainland markets to expand our loan portfolio and grow deposits. These strengths include:

  •
  Established Market Position in the Hawaii Market.  We have operated in the Hawaii market for over 50 years. According to the FDIC, our deposit market share in Hawaii as of June 30, 2004, pro forma for our merger with CB Bancshares, was 14.6%. We are positioned in the marketplace as a local community bank that is large enough to provide a wide range of banking services, yet small enough to deliver personalized service to our customer base.

  •
  Experienced Management Team.  Our management team includes executives of both Central Pacific and CB Bancshares with extensive experience in the banking industry in general, and the Hawaii and West Coast markets in particular.

  •
  Leading Commercial Real Estate Franchise.  We have a strong presence in Hawaii's commercial real estate and construction lending market. Our institutional experience and commitment to strong credit quality have allowed us to operate successfully in this sector whether or not broader economic conditions are favorable.

  •
  Strong Credit Culture.  Throughout our history, we have developed a strong credit culture and a conservative risk management approach, and we are committed to growing our loan portfolio without sacrificing asset quality. At December 31, 2004, our nonperforming assets to total assets ratio was 0.23% and our fourth quarter annualized net loan charge-offs to average loans ratio was 0.02%.

  •
  Mainland Lending Presence.  Our five loan production offices in California and Washington expand our loan growth opportunities and provide geographic diversification of our credit risk. We intend to take advantage of these opportunities while maintaining our strong credit quality.

  •
  Stable Net Interest Margins.  Since 1995, our net interest margin has fluctuated within a narrow range from 4.51% to 5.11%.

  •
  Strong Core Deposit Base.  Historically, our focus has been to develop a large, stable base of core deposits that provides cost-effective funding for our lending operations and enhances our ability to maintain stable net interest margins. We define core deposits as noninterest-bearing demand, interest-

    bearing demand and savings deposits. At December 31, 2004, core deposits accounted for approximately 65.6% of our total deposits, and we expect to continue to maintain and supplement our base of core deposits.

Strategy

        Our strategic goal is to be recognized as the best community bank serving Hawaii. To achieve our goal, we intend to pursue the following strategies:

  •
  Capture Operating Efficiencies from the Merger.  For the quarter ended December 31, 2004, our efficiency ratio was 63.77%, or 55.74% excluding nonrecurring merger-related expenses, and we believe that such ratio can be improved as we realize benefits from the merger.

  •
  Expand our Product Offering in the Hawaii Market.  With the acquisition and integration of City Bank, we have broadened our product offerings to include, for example, equipment leasing, and expanded our residential mortgage business. We also intend to expand our eBanking capabilities as demand for online services increases.

  •
  Grow our Core Deposits.  We intend to continue to grow our core deposit base in Hawaii, which supports our lending efforts with low-cost funding, by cross-selling our combined line of products and services to our larger customer base.

  •
  Continue to Maintain Asset Quality.  We have grown and increased our profitability while maintaining excellent asset quality, and we believe that our knowledge of our lending markets and conservative loan underwriting procedures will enable us to continue to do so in the future.

  •
  Grow our Fee Income.  We intend to continue to expand our presence in the wealth management segment and other fee income products. In addition, we expect our fee income will increase as we continue to grow our deposit base.

  •
  Supplement our Hawaii Operations with Growth Opportunities in the Mainland.  We plan to continue to grow our California and Washington lending operations. At December 31, 2004, loans originated in our mainland loan production offices amounted to approximately $415.8 million or 13% of our total loan portfolio. In addition, we intend to leverage our lending relationships in California and Washington to develop new depository accounts for our existing commercial real estate clients.

The Hawaii Market

        The majority of our operations are concentrated in the State of Hawaii. We believe that Hawaii's demographic and macroeconomic conditions make it an attractive market for the following reasons:

  •
  Solid Gross State Product Growth.  The Hawaii Department of Business Economic Development & Tourism, or the DBEDT, projects strong Gross State Product growth averaging 5.1% per annum from 2005 to 2007. Gross State Product is defined as the sum of value added from all industries in the state, with an industry's "value added" equivalent to its gross input, which includes sales or receipts and other operating income, commodity taxes and inventory change, minus its intermediate inputs, which includes consumption of goods and services purchased from other industries or imported.

  •
  Lowest Unemployment Rate Nationwide.  According to the Hawaii Department of Labor and Industrial Relations, Hawaii's unemployment rate was 3.0% in December 2004, compared to 4.4% in December 2003. On the national level, the unemployment rate was 5.4% in December 2004, compared to 5.7% in December 2003.

  •
  Continued Growth in the Tourism Industry.  Tourism is one of the largest industries in Hawaii, and according to the DBEDT, as of January 24, 2005, total visitor arrivals for 2004 were projected to increase by 8.3% over 2003.

  •
  Growing Construction Industry.  As of September 30, 2004, the number of construction jobs in Hawaii grew by 5.5% from September 30, 2003, according to DBEDT, and from January 2004 through November 2004, the number of private building permits issued increased by approximately 15.2% over the same period in 2003, according to the DBEDT.

  •
  Increasing Military Spending.  According to the Military Affairs Council of the Chamber of Commerce of Hawaii, the U.S. Department of Defense is the second largest source of revenue to the state, after the tourism industry. Total defense expenditures in Hawaii were $4.5 billion in fiscal year 2003, a 13.1% increase over fiscal 2002. Additionally, ongoing programs to privatize construction, renovation and operation of military housing in the state will contribute an additional estimated $2.2 billion to Hawaii over the next 10 years.

Recent Developments

        On January 25, 2005, we announced our unaudited 2004 year-end results. At December 31, 2004, we had total assets of $4.7 billion, total loans of $3.1 billion and total deposits of $3.3 billion. For the quarter ended December 31, 2004, we generated net interest income of $46.3 million, equivalent to a net interest margin of 4.60%, other operating income of $9.1 million and net income of $13.1 million or diluted earnings per share of $0.46. For the quarter ended December 31, 2004, net income, excluding nonrecurring merger-related expenses, was $15.8 million, or $0.55 per share.

        Set forth below is summary consolidated financial data that has been derived from our unaudited financial statements, except for data at December 31, 2003, which has been derived from our audited financial statements incorporated by reference in this prospectus.

	At or For the Three Months Ended December 31,
	2004	2003
	(Dollars in thousands, except per share data)
BALANCE SHEET
Total assets	$4,651,902	$2,170,268
Loans	3,099,830	1,443,154
Deposits	3,327,026	1,753,284
Shareholders' equity	567,862	194,599
Book value per share	20.17	12.11
Tangible equity ratio	5.42%	8.97%
INCOME STATEMENT
Net interest income	$46,288	$22,050
Provision for loan and lease losses	950	—

Net interest income after provision for loan and lease losses	45,338	22,050
Total other operating income	9,068	4,576
Total other operating expense	35,426	14,556

Income before income taxes	18,980	12,070
Income taxes	5,848	2,973

Net income	13,132	9,097
Net income — adjusted(1)	15,811	9,113
Per share data:
Diluted:
Net income, per share	0.46	0.55
Net income — adjusted, per share(1)	0.55	0.55
PERFORMANCE RATIOS
Return on average assets(2)	1.12%	1.70%
Return on average assets — adjusted(1)(2)	1.35%	1.70%
Return on average shareholders' equity(2)	9.38%	18.96%
Return on average shareholders' equity — adjusted(1)(2)	11.29%	18.99%
Net income to average tangible equity(2)	23.40%	18.96%
Net income — adjusted to average tangible equity(1)(2)	28.18%	18.99%
Efficiency ratio	63.77%	56.34%
Efficiency ratio — adjusted(1)	55.74%	56.24%
Net interest margin(2)	4.60%	4.53%
ASSET QUALITY RATIOS
Net loan charge-offs to average loans(2)	0.02%	0.01%
Nonaccrual loans to total loans	0.33%	0.25%
Nonperforming assets to total assets	0.23%	0.17%
Nonperforming assets, loans delinquent for 90 days or more (still accruing interest) and restructured loans (still accruing interest) to total loans & other real estate	0.38%	0.30%
Allowance for loan losses to total loans	1.64%	1.72%
Allowance for loan losses to nonaccrual loans	492.79%	688.74%

(1)
Excludes after-tax nonrecurring merger-related expenses (see Reconciliation of Non-GAAP Financial Measures)

(2)
Represents annualized data for the three months ended December 31, 2004 and 2003.

        We present certain information above on an adjusted basis to exclude the effect of nonrecurring expenses related to our merger with CB Bancshares. We believe the presentation of such adjusted information is useful to investors to help them understand how such expenses affected our operating performance during the relevant periods. In addition, we incurred and are continuing to incur expenses in connection with the merger, including amortization of core deposit intangibles, accretion from purchase accounting adjustments, and interest expense on trust preferred securities issued in connection with the merger. Set forth below is a quantitative reconciliation of any measure we have shown on an adjusted basis to its most directly comparable GAAP performance measure:

	At or For the Three Months Ended December 31,
	2004	2003
	(Dollars in thousands, except per share data)
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Net income(a)	$13,132	$9,097
Nonrecurring merger-related expenses, net of tax	2,679	16

Net income, excluding nonrecurring merger-related expenses(b)	$15,811	$9,113

Diluted earnings per share	$0.46	$0.55
Nonrecurring merger-related expenses, net of tax	0.09	—

Diluted earnings per share, excluding nonrecurring merger-related expenses	$0.55	$0.55

Return on average assets(1)	1.12%	1.70%
Nonrecurring merger-related expenses, net of tax(1)	0.23	—

Return on average assets, excluding nonrecurring merger-related expenses(1)	1.35%	1.70%

Return on average shareholders' equity(1)	9.38%	18.96%
Nonrecurring merger-related expenses, net of tax(1)	1.91	0.03

Return on average shareholders' equity, excluding nonrecurring merger-related expenses(1)	11.29%	18.99%

Return on average tangible equity:
Average shareholders' equity	$559,728	$191,946
Average intangible assets	(335,281)	—

Total average tangible equity(c)	$224,447	$191,946

Net income to average tangible equity [(a)/(c)](1)	23.40%	18.96%

Net income, excluding nonrecurring merger-related expenses, to average tangible equity[(b)/(c)](1)	28.18%	18.99%

Efficiency ratio:
Net interest income	$46,288	$22,050
Other operating income, excluding investment securities gains or losses	9,261	3,788

Total operating revenue(d)	$55,549	$25,838

Other operating expenses(e)	$35,426	$14,556
Nonrecurring merger-related expenses	(4,462)	(26)

Total other operating expenses, excluding nonrecurring merger-related expenses(f)	$30,964	$14,530

Efficiency ratio [(e)/(d)]	63.77%	56.34%

Efficiency ratio, excluding nonrecurring merger-related expenses [(f)/(d)]	55.74%	56.24%

(1)
Represents annualized data for the three months ended December 31, 2004 and 2003.

The Offering

Common stock being offered	1,750,000 shares
Common stock outstanding after the offering(1)	30,020,840 shares
Use of proceeds	The net proceeds to us from the sale of shares we are selling in the offering will be used for general corporate purposes.
Risk factors
See "Risk Factors" beginning on page 8 and other information included or incorporated in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
New York Stock Exchange symbol	CPF

(1)
If the underwriters' overallotment option is exercised in full, we will issue and sell an additional 262,500 shares of our common stock.

RISK FACTORS

        Investing in our common stock involves risk. In deciding whether to invest in our common stock, you should carefully consider the disclosures in our Annual Report on Form 10-K for the year ended December 31, 2003 as well as the risk factors set forth below, the disclosures in our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004, and the other information contained in this prospectus. The risks and uncertainties described below and in these documents are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock and your investment could decline.

Risks Related to our Business

The costs of integrating our operations with CB Bancshares may be greater than we have anticipated, which could adversely affect our business and results of operations.

        We completed our merger with CB Bancshares on September 15, 2004. The aggregate costs of our integration with CB Bancshares may be greater than we have anticipated. We incurred charges to operations in the third and fourth fiscal quarters of 2004 to reflect costs associated with integrating our business and the operations with CB Bancshares'. In addition, we will incur additional charges related to our Voluntary Separation Program in upcoming quarters and could incur additional material charges in subsequent quarters to reflect additional costs associated with the merger. If these aggregate costs are greater than anticipated, they could adversely affect our business, results of operations and financial condition.

Future results of the combined company may materially differ from the pro forma financial information previously disclosed.

        Future results of the combined company may be materially different from those shown in the pro forma financial statements incorporated by reference in this prospectus, which only show a combination of our historical results with those of CB Bancshares. Merger-related charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future.

We may not realize the cost savings we have projected within the time periods we have projected, or to the full extent of our projections.

        We projected cost savings from the merger of $13 million in 2005, with $19 million fully phased in by 2006. Some assumptions on which we based our projections are no longer consistent with our business plan. For example, when we projected cost savings we expected to realize from the merger, we assumed that we would close CB Bancshares' loan production offices in California. However, we have subsequently decided to retain and expand such loan production offices. In addition, other assumptions on which we based our projections have become inapplicable. Accordingly, we may not achieve the cost savings we have projected or achieve them in a timely fashion.

Integration of City Bank and Central Pacific Bank may prove more difficult or less advantageous than we anticipate.

        We merged City Bank and Central Pacific Bank, including their operating systems, on February 22, 2005. We may still encounter unforeseen difficulties in implementing the integration of the banks, which could make the integration more costly than expected and adversely affect our business and results of operations. In addition, the consolidation of branches accompanying the merger of the banks may result in the loss of significant customer deposits and revenues. If the loss of customer deposits and revenues from branch consolidations exceeds our expectations, our business and results of operations could be harmed.

Operations in our mainland loan production offices have positively affected our results of operations, and sustaining these operations and growing loans may be more difficult than we expect, which could adversely affect our results of operations.

        Sustaining the expansion of loan production on the mainland depends on a number of factors, including the continued strength of the mainland real estate markets. The strength of these real estate markets could be negatively affected by anticipated increases in interest rates and any economic downturn, and our results of operation could be negatively impacted.

Because we have a limited operating history with respect to our California and Washington loan production offices, it is more difficult to predict our future prospects and financial performance, which may impair our ability to manage our business and your ability to assess our prospects.

        CB Bancshares commenced operations in its California loan production offices in the first quarter of 2003, and we commenced operations in our Washington loan production office in the fourth quarter of 2004. Consequently, our mainland offices have a limited history upon which we can rely in planning and making decisions that will affect our future operating results, and similarly, it will be difficult for investors to evaluate our prospects in the California and Washington markets and to gauge our capability in making these decisions.

The loans made by our mainland loan production offices in California and Washington are generally unseasoned, and defaults on such loans would adversely affect our financial condition, results of operations and prospects.

        At December 31, 2004, loans originated in our California and Washington loan production offices amounted to approximately $415.8 million, or 13% of our total loan portfolio. In light of the limited operating history of our mainland loan production offices described in the previous risk factor, all of those loans were originated after January 1, 2003. The payment on such loans is typically dependent on the cash flows generated by the projects, which are affected by the supply and demand for commercial property within the relative market. If the market for commercial property experiences a decline in demand, commercial borrowers may suffer losses on their projects and be unable to repay their loans. Defaults on these loans would negatively affect our financial condition, results of operations and prospects.

The loans made by our mainland loan production offices in California and Washington are concentrated among a limited number of customers in California and Washington, and difficulty with a customer or loss of a customer could affect our results of operations and our ability to grow loans and deposits in the mainland.

        Our mainland operations are dependent on a concentration of loans with a small number of key customers with whom individuals on our mainland loan staff have built strong relationships. Such a concentration of borrowers carries certain risks. Among other things, financial difficulty at one mortgaged real property could cause a borrower to defer maintenance at another mortgaged real property in order to satisfy current expenses with respect to the troubled mortgaged real property. A borrower could attempt to avert foreclosure on one mortgaged real property by filing a bankruptcy petition that might have the effect of interrupting monthly payments for an indefinite period on all of the related mortgage loans. In addition, disruption of a lending customer relationship could adversely affect our ability to introduce the customer to our deposit products. Furthermore, the average size of loans in our mainland portfolio, especially those originated in Southern California, is larger than that of loans in our Hawaii portfolio, and such larger average loan size could make potential losses related to concentration risk more severe.

Loan growth from our mainland operations is dependent on relationships between certain key customers and our current mainland loan staff who in turn have forged relationships with certain key members of our management team, and the departure of these individuals could adversely affect our business.

        Our mainland operations are dependent on the relationships with customers built by our experienced teams of lenders, many of whom have worked with each other and with key individuals on our senior management team for more than 10 years. If some or all of our mainland loan officers, or the members of our senior management staff who coordinate mainland operations, were to leave our company, it could adversely affect the expansion of our mainland operations and our ability to grow loans.

The evaluation of our internal control over financial reporting by our management and our independent auditors is not complete, and it is possible that significant deficiencies or material weaknesses could be noted.

        We and our independent auditors are currently evaluating our internal control over financial reporting in order to allow management to report on, and our independent auditors to attest to management's assessment of, such control as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder. In the course of our evaluation, we or our independent auditors may identify significant deficiencies or material weaknesses.

Changes in economic conditions, in particular an economic slowdown in Hawaii, California or Washington, could hurt our business materially.

        Our business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. Deterioration in economic conditions, in particular an economic slowdown in Hawaii, California or Washington, could result in the following consequences, any of which could hurt our business materially:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline;

  •
  low cost or non-interest bearing deposits may decrease; and

  •
  collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

A large percentage of our loans are collateralized by real estate, and an adverse change in the real estate market may result in losses and adversely affect our profitability.

        Approximately 75% of our loan portfolio as of December 31, 2004 was comprised of loans collateralized by real estate. An adverse change in the economy affecting real estate values generally or in our primary markets specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. As a result, our profitability could be negatively impacted by an adverse change in the real estate market.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

        The majority of our assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and profitability depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. If market interest rates should move contrary to our position, this "gap" will work against us, and our earnings may be negatively affected. In light of our current volume and mix of interest-earning assets and interest-bearing liabilities, our interest rate spread could be expected to increase during periods of rising interest rates and, conversely, to decline during periods of falling interest rates. We are unable to predict or control fluctuations of market interest rates, which are affected by many factors, including the following:

  •
  inflation;

  •
  recession;

  •
  changes in unemployment;

  •
  the money supply; and

  •
  international disorder and instability in domestic and foreign financial markets.

        Our asset-liability management strategy may not be able to control our risk from changes in market interest rates, and it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our results of operations.

        As a lender, we are exposed to the risk that our loan customers may not repay their loans according to their terms and that the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, which are based, in part, on:

  •
  current economic conditions and their estimated effects on specific borrowers;

  •
  an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance;

  •
  results of examinations of our loan portfolios by regulatory agencies; and

  •
  management's internal review of the loan portfolio.

        We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In determining the size of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. While we are not currently aware of any fact or circumstance that would cause our allowance to be inadequate, if our assumptions prove to be incorrect, our current allowance may not be sufficient. In addition, adjustments may be necessary to allow for unexpected volatility or deterioration in the local or national economy. Material additions to the allowance would materially decrease our net income. In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our loan allowance or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations.

An interruption in or breach in security of our information systems may result in a loss of customer business.

        We rely heavily on communications and information systems to conduct our business. Any failure or interruptions or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. The occurrence of any failures or interruptions could result in a loss of customer business and have a material adverse effect on our results of operations and financial condition.

Risks Related to the Offering

The price of our common stock after this offering may be may be volatile or may decline.

        The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market experiences price and volume fluctuations that affect the market prices of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

  •
  quarterly variations in our operating results;

  •
  changes in revenue or earnings estimates or publication of research reports by analysts;

  •
  failure to meet analysts' revenue or earnings estimates;

  •
  speculation in the press or investment community;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  actions by institutional shareholders;

  •
  general market conditions; and

  •
  domestic and international economic factors unrelated to our performance.

        A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

There is a limited trading market for our common stock and as a result, you may not be able to resell your shares at or above the price you pay for them.

        Although our common stock is listed for trading on the New York Stock Exchange, the volume of trading in our common stock is lower than many other companies listed on the NYSE. A public trading market with depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. The offering may not increase the volume of trading in our common stock.

Resales of our common stock in the public market following the offering may cause its market price to fall.

        We expect that we will issue a maximum of 2,012,500 shares of our common stock in connection with the offering. The issuance of these new shares could have the effect of depressing the market price for shares of our commons stock.

There may be future dilution of our common stock.

        To the extent options to purchase common stock under our employee and director stock option plans are exercised, holders of our common stock will incur dilution. Further, if we sell additional equity or convertible debt securities, such sales could result in increased dilution to our shareholders.

USE OF PROCEEDS

        We expect to use the net proceeds from the sale of the securities offered by us for general corporate purposes, which may include the repayment or purchase of outstanding indebtedness, investments at the holding company level, and investments in, or extensions of credit to, our subsidiaries. Pending use of the net proceeds, the net proceeds may be temporarily invested.

HISTORICAL MARKET PRICE AND DIVIDEND INFORMATION

        The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share reported on the NYSE for, and the dividends declared on, our common stock.

	Central Pacific Common Stock
	High	Low	Dividends
2003
March 31, 2003	$31.08	$25.14	$0.16
June 30, 2003	29.76	23.92	0.16
September 30, 2003	27.98	24.00	0.16
December 31, 2003	30.50	24.52	0.16
2004
March 31, 2004	$30.34	$25.71	$0.16
June 30, 2004	30.00	22.80	0.16
September 30, 2004	28.70	26.30	0.16
December 31, 2004	36.74	27.50	0.16
2005
March 31, 2005 (through February 25, 2005)	$38.79	$34.70	$0.16

        On February 28, 2005, the last trading day prior to the date of this prospectus, the last sale price per share of our common stock on the NYSE was $36.80.

        We urge you to obtain current market quotations for our common stock.

        We have paid regular quarterly cash dividends since 1988. We expect to continue to pay regular quarterly cash dividends. However, since substantially all of the funds available for the payment of dividends are derived from our banks, future dividends will depend upon our banks' earnings, their financial condition, their capital needs, applicable governmental policies and regulations and such other matters as our board of directors may deem to be appropriate.

        Our ability to pay cash dividends is further subject to our continued payment of interest that we owe on our junior subordinated debentures. As of December 31, 2004, we had approximately $108 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters. If we defer, or fail to make, interest payments on the junior subordinated debentures, or if we fail to comply with certain covenants under the related indentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures and until we comply with the covenants under the related indentures.

        Our ability to pay dividends is also limited by certain restrictions imposed on Hawaii corporations. We may pay dividends out of funds legally available at such times as our board of directors determines are appropriate.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of December 31, 2004, and as adjusted to give effect to the issuance and sale of the common stock offered by us in this offering at an assumed offering price of $36.80, the February 25, 2005 closing price of our common stock on the NYSE, without reduction for underwriters' discounts and any other expense, and assuming that the underwriters' over-allotment option is not exercised. See "Plan of Distribution". The following data should be read in conjunction with the consolidated financial statements and notes thereto incorporated herein by reference. Also shown below are certain consolidated regulatory capital ratios for us at December 31, 2004.

	As of December 31, 2004
	Historical	As Adjusted
	(Dollars in thousands)
Indebtedness
Long-term debt(1)	$108,249	$108,249
Shareholders' Equity
Preferred stock, no par value, authorized 1,000,000 shares, none issued	—	—
Common stock, no par value, authorized 100,000,000 shares, issued and outstanding 28,159,395, historical; 29,909,395, as adjusted	360,550	424,950
Surplus	45,848	45,848
Retained earnings	167,801	167,801
Deferred stock awards	(174)	(174)
Accumulated other comprehensive income (loss)	(6,163)	(6,163)

Total shareholders' equity	567,862	632,262

Total capitalization	$676,111	$740,511

Consolidated Regulatory Capital Ratios (as of December 31, 2004)
Tier 1 risk-based ratio	9.67%	11.24%
Tier 1 leverage capital ratio	8.11%	9.45%
Total risk-based capital ratio	10.93%	12.48%

(1)
Excludes short-term borrowings and advances from the Federal Home Loan Bank of Seattle.

OUR BUSINESS

History

        We are a Hawaii corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act. Pursuant to a plan of reorganization and agreement of merger, we were organized on February 1, 1982 to serve as a holding company for Central Pacific Bank. In connection with its holding company reorganization, Central Pacific Bank was incorporated in its present form in the State of Hawaii on March 16, 1982. Its predecessor entity was incorporated in the State of Hawaii on January 15, 1954. We are headquartered in Honolulu, Hawaii, and we are the fourth largest depository institution in the State of Hawaii with $4.7 billion in assets and $3.3 billion in total deposits as of December 31, 2004. On September 15, 2004, we completed our merger with CB Bancshares, Inc., the former fifth largest depository institution in Hawaii and parent of City Bank, and on February 22, 2005, we merged City Bank into Central Pacific Bank.

        In addition to our banking subsidiary, Central Pacific Bank, we have five additional wholly owned subsidiaries, CPB Capital Trust I, CPB Capital Trust II, CPB Statutory Trust III, CPB Capital Trust IV and CPB Statutory Trust V, which were formed for the purpose of issuing trust preferred securities.

        We operate two real estate investment trusts, CPB Real Estate, Inc. and Citibank Properties, Inc. Central Pacific Bank owns 99.8% and we own 0.2% of the outstanding common stock of CPB Real Estate, Inc. Capital Pacific Bank owns 99.99% and we own 0.01% of the outstanding common stock of Citibank Properties, Inc. Both real estate investment trusts were established to acquire, hold and manage stable, long-term real estate related assets including residential mortgage loans, commercial real estate loans and mortgage-backed securities. Datatronix Financial Services, Inc., which became our wholly owned subsidiary as a result of the merger with CB Bancshares, Inc., opened for business on July 1, 2000. Datatronix offers item processing services to banks, thrifts, credit unions and other financial institutions in Hawaii and California.

Overview

        Central Pacific Bank's deposits are insured by the Federal Deposit Insurance Corporation, or FDIC, up to applicable limits. Through Central Pacific Bank, we offer a full range of banking services and products to small and medium-sized businesses, professionals and individuals in Hawaii. We currently operate 37 branch offices and 95 ATMs across Hawaii. At December 31, 2004, we had deposits of approximately $3.3 billion. According to the FDIC, our deposit market share in Hawaii as of June 30, 2004, pro forma for our merger with CB Bancshares, was 14.6%. In addition, our total deposit growth over June 30, 2003, pro forma for our merger with CB Bancshares, was 15.6%, compared to deposit growth of 8.8% in the Hawaii market over the same period.

        We provide our customers with an array of commercial and consumer loan products, including residential mortgages, commercial real estate and construction financing, as well as commercial and consumer loans. At December 31, 2004, our loan portfolio totaled approximately $3.1 billion. At December 31, 2004, we had strong asset quality as demonstrated by our nonperforming assets to total assets ratio of 0.23% and our fourth quarter annualized net loan charge-offs to average loan ratio of 0.02%. We are a leader in commercial real estate and construction lending among depository institutions headquartered in Hawaii. Additionally, we have expanded our commercial real estate and construction financing expertise to the mainland through our five loan production offices, which serve customers in California and Washington. Our mainland lending activities are focused on serving commercial real estate clients with whom members of our loan production team have long-term relationships.

The Merger

        On September 15, 2004, we completed our merger with CB Bancshares, Inc., the former holding company for City Bank. As a result, City Bank became our wholly owned subsidiary. City Bank was merged into Central Pacific Bank on February 22, 2005.

        Our executive management team has developed a detailed integration plan with the aim of ensuring a smooth transition and realizing the expected benefits of our merger with CB Bancshares, such as providing our customers with an enhanced range of products and services, including an increased financing capability, and providing our shareholders with increased earnings resulting from expense reductions, enhanced liquidity, a larger market capitalization and the benefits of our more diversified loan portfolio and broader range of products and services. Our integration plan includes the following actions:

  •
  Best of Each Bank.  Our goal is to leverage the best employees, products and service of each bank. For instance, Central Pacific Bank's savings account product, the Exceptional Money Market Savings Account, and City Bank's checking account product, Totally Free Checking, allow us to leverage the strong products each bank has developed and offer them to our combined customer base.

  •
  Merger of our Two Banking Subsidiaries.  We merged our two banking subsidiaries, Central Pacific Bank and City Bank, on February 22, 2005. Central Pacific Bank is the surviving entity, as well as our brand name going forward.

  •
  Branch Network Combination.  We consolidated 9 branches on February 22, 2005. Taking into account the Wailuku, Maui branch we opened in February, our total branch count has been reduced from 45 to 37. In addition, our headquarters have been consolidated into Central Pacific Financial Corp's existing headquarters.

  •
  Combination of IT Platforms.  We have integrated our two information technology platforms, which occured concurrently with the merger of our banks on February 22, 2005. One key advantage that we had in this process is that both Central Pacific Bank and City Bank used the same enterprise-wide resource planning system, FiServ, which minimized the effort to integrate back-office systems.

  •
  Voluntary Separation Program.  Following the completion of the merger, Central Pacific implemented a Voluntary Separation Program, or VSP, which was offered to certain employees of both merging organizations. The VSP consisted of a monetary compensation package for those employees that decided to voluntarily terminate their relationship with us. As of December 31, 2004, 102 employees had decided to participate in the VSP. We expect the VSP to be fully implemented by April 30, 2005.

        In connection with the merger, we issued 11.9 million common shares and paid $88.9 million in cash for total merger consideration of $423.1 million, based on our stock price as of September 15, 2004. Our merger with CB Bancshares was accounted for under the purchase method of accounting, and CB Bancshares' results are included in our consolidated financials from September 15, 2004.

Competition

        We experience substantial competition in attracting and retaining deposits and in lending funds. The primary factors we encounter in competing for deposits are convenient office locations and rates offered. Direct competition for savings deposits comes from other commercial banks and thrift institutions, money market mutual funds and corporate and government securities, which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors we encounter in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of real estate loans generally comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers and insurance companies. We have been able to compete effectively with other financial institutions by emphasizing customer service and technology, by establishing long-term customer relationships and building customer loyalty, and by providing competitive products and services designed to address the specific needs of our customers.

The Hawaii Market

        The majority of our operations are concentrated in the State of Hawaii. We believe that the demographic and macroeconomic conditions in Hawaii make it an attractive market for the following reasons:

  •
  Strong Gross State Product Growth.  The Hawaii Gross State Product, or GSP, was projected to grow 5.2% in 2004. According to the Hawaii Department of Business Economic Development & Tourism, or the DBEDT, projects Hawaii's economic improvement to continue at a healthy pace for the next three years, with average GSP growth forecasted at 5.1% per annum from 2005 to 2007.

  •
  Lowest Unemployment Rate Nationwide.  According to the Hawaii Department of Labor and Industrial Relations, Hawaii's unemployment rate was 3.0% in December 2004, compared to 4.4% in December 2003. On the national level, the unemployment rate was 5.4% in December 2004, compared to 5.7% in December 2003.

  •
  Continued Growth in the Tourism Industry.  Hawaii's tourism industry showed significant improvement in 2004. According to the DBEDT, as of January 24, 2005, total visitor arrivals were projected to total 6.9 million in 2004, a 8.3% increase over 2003 and the second highest annual arrival rate on record. From January 1, 2004 through December 31, 2004, U.S. visitor arrivals by air had increased by 7.6%, while international visitor arrivals by air were up 9.8% from their levels during the same period in 2003. In conjunction with the increased number of visitors to Hawaii, for the nine months ended September 30, 2004, the average hotel occupancy rate was 79.2%, an increase of 8.5% over the same period in 2003, according to CB Richard Ellis.

  •
  Growing Construction Industry.  According to the DBEDT, as of September 30, 2004, the number of construction jobs in Hawaii grew by 5.5% from September 30, 2003, and from January 2004 through November 2004, the number of private building permits issued increased by approximately 15.2% over the same period in 2003.

  •
  Increasing Military Spending.  According to the Military Affairs Council of the Chamber of Commerce of Hawaii, the U.S. Department of Defense is the second largest source of revenue to the state, after the tourism industry. Total defense expenditures in Hawaii were $4.5 billion in fiscal year 2003, a 13.1% increase over fiscal 2002. Additionally, ongoing programs to privatize construction, renovation and operation of military housing in the state will contribute an additional estimated $2.2 billion to Hawaii over the next 10 years.

Company Strengths

        In addition to the benefits we expect to realize from our merger with CB Bancshares, we believe we are well positioned to take advantage of opportunities in our Hawaii and mainland markets to expand our loan portfolio and grow deposits. These strengths include:

  •
  Established Market Position in the Hawaii Market.  We have operated in the Hawaii market for over 50 years. We are positioned in the market as a local community bank that is large enough to provide a wide range of banking services, yet small enough to deliver personalized service. As a result of our merger with CB Bancshares, we have strengthened our position as the fourth largest financial institution in Hawaii, having increased our deposit market share to 14.6% as of June 30, 2004, pro forma for our merger with CB Bancshares, according to the FDIC.

  •
  Experienced Management Team.  Our merger with CB Bancshares has enabled us to draw on the strengths of two companies to create an exceptional management team, whose members have an average of 25 years in the banking industry.

  •
  Leading Commercial Real Estate Franchise.  We have developed a strong presence in commercial real estate and construction lending compared to other depository institutions headquartered in Hawaii. Our commercial real estate team is comprised of highly qualified and motivated individuals with extensive commercial real estate and construction lending experience. Our institutional experience and commitment to strong credit quality have allowed us to operate successfully in this sector whether or not broader economic conditions are favorable.

  •
  Strong Credit Culture.  Throughout our history, we have developed a strong credit culture and a conservative risk management approach, and we are committed to growing our loan portfolio without sacrificing asset quality. At December 31, 2004, our nonperforming assets to total assets ratio was 0.23% and our fourth quarter annualized net loan charge-offs to average loans ratio was 0.02%.

  •
  Mainland Lending Presence.  Our five mainland loan production offices in California and Washington are staffed with experienced teams of lenders, many of whom have worked with each other and with key individuals on our senior management team in the past. These teams have built lending relationships with clients in California and Washington that have helped us to augment our base in the Hawaii lending market with access to a broader range of lending possibilities. We intend to take advantage of the opportunities these possibilities bring while maintaining our strong credit quality.

  •
  Stable Net Interest Margins.  We have historically experienced a relatively stable net interest margin. Over the last ten years, net interest margin has ranged from 4.51% to 5.11%.

  •
  Strong Core Deposit Base.  Historically, our focus has been to develop a large, stable base of core deposits that provides cost-effective funding for our lending operations and enhances our ability to maintain stable net interest margins. We define core deposits as noninterest-bearing demand, interest-bearing demand and savings deposits. At December 31, 2004, core deposits accounted for approximately 65.6% of our total deposits, and we expect to continue to maintain and supplement our base of core deposits.

Strategy

        Our strategic goal is to be recognized as the best community bank serving Hawaii. To achieve our stated goal, we intend to pursue the following strategies:

  •
  Capture Operating Efficiencies from the Merger.  For the quarter ended December 31, 2004, our efficiency ratio was 63.77%, or 55.74% excluding nonrecurring merger-related expenses, and we believe that such ratio can be improved as we realize benefits from the merger.

  •
  Expand our Product Offering in the Hawaii Market.  With the acquisition and integration of City Bank, we have been able to broaden our product offering, such as equipment leasing, as well as expand our residential mortgage business. We intend to expand our eBanking capabilities as demand for online services increases. In addition, we plan to expand our customer contact and data mining capabilities to support bank officers' relationships with customers. Furthermore, we intend to implement BankLink to grow our cash management business.

  •
  Grow our Core Deposits.  We intend to continue to grow our core deposit base in Hawaii, which supports our lending efforts with relatively inexpensive capital, by selling our combined line of products and services to our expanded customer base.

  •
  Continue to Maintain Asset Quality.  We have grown and increased our profitability while maintaining excellent asset quality, and we believe that our knowledge of our lending markets and conservative loan underwriting procedures will enable us to continue to do so in the future. At December 31, 2004, our ratio of nonperforming assets to total assets was 0.23% and our fourth quarter annualized net charge-offs to average loans was 0.02%.

  •
  Grow our Fee Income.  We intend to continue to expand our presence in the wealth management segment and other fee income products. In addition, we expect our fee income will increase as we continue to grow our deposit base.

  •
  Supplement our Hawaii Operations with Growth Opportunities on the Mainland.  We intend to continue to grow our California and Washington operations. We believe that we can develop our business in this region through our existing and potentially new loan production offices, as well as our expertise in commercial real estate lending. We intend to leverage our lending relationships in California and Washington to develop new depository accounts for our commercial real estate clients.

Bank Products and Services

        The merger has resulted in a strong, dynamic range of products and services to satisfy the needs of our deposit and lending customer base. We expect to continue to engage in a broad range of lending activities including the granting of commercial, consumer and real estate loans and to offer a variety of deposit instruments, including personal and business checking and savings accounts, money market accounts and time certificates of deposit.

        Other bank products and services we offer are designed to serve the needs of businesses and individuals include non-deposit investment and life insurance services, Internet banking services, cash management services, travelers' checks, safe deposit boxes, international banking services, night depository facilities and wire transfer services. Our Wealth Management Division offers investment management, asset custody and general consultation and planning services.

        In order to compete with the other financial services providers in the State of Hawaii, we principally rely upon local promotional activities, personal relationships with customers established by officers, directors and employees, and specialized services tailored to meet the needs of the communities we serve. We remain competitive with pricing and superior service levels.

Lending Activity

        We focus our lending activities on commercial, commercial mortgage and construction loans to small and medium-sized companies, business professionals and real estate developers. Our strategy for generating new loans relies on teams of commercial banking officers organized by geographical and client lines who are responsible for client prospecting and business development. In addition, we use television, radio, print and direct mail marketing to generate sales.

        Our loan portfolio as December 31, 2004 is characterized by its strong credit quality as demonstrated by our nonperforming assets to total assets ratio of 0.23% and our fourth quarter annualized net loan charge-offs to average loans ratio of 0.02%.

        Our merger with CB Bancshares has allowed us to bring together the complementary lending strengths of each institution, combining our success in the commercial real estate and construction lending area with CB Bancshares' strength in the residential mortgage area.

        The table below presents data regarding our total loan portfolio and, prior to the merger, CB Bancshares' loan portfolio:

Historical Central Pacific and CB Bancshares Loan Data

	As of December 31,
	2004	2003	2002	2001
	(Dollars in Millions)
Central Pacific	$3,099.8	$1,443.2	$1,289.9	$1,266.9
CB Bancshares	NM	1,286.1	1,064.8	1,192.3

Pro Forma	$3,099.8	$2,729.2	$2,354.7	$2,459.2

% Growth	13.6%	15.9%	(4.3)%	—

Note: Pro forma data excludes any purchase accounting adjustments.

  Commercial Real Estate and Construction Lending

        Loans in this category consist primarily of loans secured by commercial real estate, including, but not limited to, structures and facilities to support activities designated as industrial, warehouse, general office, retail, health care, religious and multi-family dwellings. Also included in this category are loans to finance the construction of the aforementioned types of commercial real estate. Our underwriting policy generally requires net cash flow from the property to cover the debt service while maintaining an appropriate amount of reserve. Additionally, liquidation of the collateral is available as a secondary source of repayment.

        We believe our success in this loan segment is a result of our experienced team of commercial real estate lenders and our long-standing relationship with our clients. Members of our commercial real estate team have an average of more than 20 years of experience in commercial real estate lending.

        As of December 31, 2004, our commercial real estate and construction loan portfolio totaled $1.6 billion or 52% of our total loan portfolio.

  Mainland Lending Operations

        We have developed a successful strategy of opportunistically expanding our commercial real estate experience to selected West Coast states through the establishment of loan production offices. As of December 31, 2004, we had three loan production offices in California and two in Washington.

        The defining factor in our mainland lending strategy has been our ability to attract highly experienced, senior-level relationship officers from in-state banks who are familiar with the relevant geographical areas and have long-term relationships with customers. Additionally, we or members of our executive management have generally had over a decade of lending experience with these officers.

        As of December 31, 2004, loans that we originated in our mainland loan production offices, which are included as part of the aggregate commercial real estate and construction loan portfolio discussed above, amounted to approximately $415.8 million or 13% of our total loan portfolio.

  Residential Mortgage Lending

        Residential mortgage loans include both fixed- and adjustable-rate loans primarily secured by single-family owner-occupied residences. We typically require maximum loan-to-value ratios of 80%, although higher levels are permitted with accompanying mortgage insurance. We emphasize residential mortgage loans for owner-occupied primary residences and do not actively seek loans on high-end residences, vacation homes and investment properties. First mortgage loans secured by residential properties generally carry a moderate level of credit risk. With an average loan size of approximately $250,000, readily marketable collateral and a strong residential real estate market, credit losses on residential mortgages have been minimal during the past two years. However, future changes in interest rates and other market factors can impact the marketability of collateral and thus the level of credit risk inherent in the portfolio. As with all loans, managing credit risk in the residential mortgage market requires strong underwriting standards and diligent monitoring and handling of problems that may arise.

        We believe our strengths in residential lending lie in our customer responsiveness, joint venture with market-leading realtor, Coldwell Banker, and our new product innovation.

        As of December 31, 2004, our residential mortgage loan portfolio totaled $711 million or 23% of our total loan portfolio.

  Commercial Lending and Leasing

        Loans in this category consist primarily of term loans, lines of credit and equipment leases to small and middle-market businesses and professionals located in the State of Hawaii. The borrower's business is typically regarded as the principal source of repayment, although our underwriting policy and practice generally requires additional sources of collateral, including real estate and other business assets, as well as personal guarantees where possible to mitigate risk. Risks of credit losses are greater in this loan category relative to secured loans, such as commercial and residential mortgages where a greater percentage of the loan amount is usually covered by collateral. Nonetheless, any collateral or personal guarantees obtained on commercial loans can mitigate the increased risk and help to reduce credit losses.

        As of December 31, 2004, our commercial loan and lease portfolio totaled $590 million or 19% of our total loan portfolio.

  Consumer Lending

        Consumer loans represent a moderate credit risk. Loans in this category are either unsecured or secured by personal assets such as automobiles. The average loan size is generally small, and risk is diversified among many borrowers. We use credit-scoring systems for most of our consumer loans, which offer the ability to modify credit exposure based on our risk tolerance and loss experience.

        As of December 31, 2004, our consumer loan portfolio totaled $199 million or 6% of our total loan portfolio.

Deposits

        Our ability to raise low-cost funds is a principal contributor to our profitability, and the primary source of funding is deposits in the state of Hawaii. In this competitive market, we strive to distinguish ourselves by providing exceptional customer service and offering innovative products. Our focus has been to develop a large, stable base of core deposits, by which we mean noninterest-bearing demand, interest-bearing demand and savings deposits. Time deposits, which are not included in core deposits, are generally considered to be more price-sensitive than relationship-based, and are thus given less focus in our marketing and sales efforts.

        As of December 31, 2004, our total deposits were approximately $3.3 billion. Based on data published by the FDIC, our total deposit growth, pro forma for the merger with CB Bancshares, was 15.6% for the twelve months ended June 30, 2004, compared to deposit growth of 8.8% in the Hawaii market over the same period. Our success in growing our deposit market share has been driven by our flagship retail deposit products, the Exceptional Account and Totally Free Checking, and our focus on developing and expanding our business deposit relationships.

        The table below presents data regarding our total deposit portfolio and, prior to the merger, CB Bancshares' deposit portfolio:

Historical Central Pacific and CB Bancshares Deposit Data

	As of December 31,
	2004	2003	2002	2001
	(Dollars in Millions)
Central Pacific	$3,327.0	$1,753.3	$1,641.1	$1,450.9
CB Bancshares	NM	1,205.7	1,163.2	1,138.4

Pro Forma	$3,327.0	$2,959.0	$2,804.3	$2,589.3

% Growth	12.4%	5.5%	8.3%	—

Note: Pro forma data excludes any purchase accounting adjustments.

  Exceptional Account

        We introduced our Exceptional Account in 2001, which at the time was a new market innovation that linked an interest-paying checking account with a high-yield money market savings account. Exceptional Account customers are allowed to set up automatic transfers between the two accounts, and customers receive valuable benefits if combined balances exceed certain levels. One of the account's unique benefits, which has not been replicated in Hawaii, is a rebate of ATM surcharges if an Exceptional Account customer uses another bank's ATM. Since its introduction, Exceptional Account balances have grown to $342.3 million as of December 31, 2004.

  Totally Free Checking

        We also offer a Totally Free Checking account to meet the needs of the fee-sensitive customer. Totally Free Checking was first introduced by City Bank in 1999 and has steadily grown to over 35,000 accounts as of December 31, 2004. Additionally, we have designed a customer migration plan to upgrade customers from Totally Free Checking to more appropriate account types as their needs change.

  Business Deposits

        We attribute our success in growing our business deposits primarily to the fact that we are a community bank that focuses on personalized service while differentiating itself by providing a range of products broad enough to meet the needs of our business customers. Business customers appreciate our relationship-banking environment, where they are assigned an account officer who spends time to understand their business and their financial needs, coupled with our ability to provide them with products suitable for their business.

        Through a partnership with BankLink, we are enhancing our cash management product offerings to include positive pay, online check image viewing, internet wire transfer initiation, intra-day balance reporting and expanded automated clearinghouse transaction capabilities. We believe our enhanced cash management product will allow us to successfully compete and win deposit market share from our competitors.

  Branching and Canvassing

        On February 22, 2005, we consolidated 9 branches and opened a new branch in Wailuku, Maui, a growing business area that was not previously served by a Central Pacific Bank or City Bank branch. We believe there are other branching opportunities into underserved business districts and will consider appropriate opportunities.

        Additionally, we intend to continue our practice of periodically canvassing the customers and residents that live in close proximity to each of our branches. In a canvassing day, officers from throughout the bank join in teams to introduce us and our services to customers and potential customers that are neighbors to our branches.

        We believe these activities will contribute to continued strong growth in deposits.

Place of Business

        Our principal office is located at 220 South King Street, Honolulu, Hawaii 96813, and our telephone number is (808) 544-0500.

MANAGEMENT

        The following table presents information concerning our executive officers as of December 31, 2004.

Name	Age	Title	Years of Financial Services Experience
Clint Arnoldus	57	Chief Executive Officer	29
Neal K. Kanda	56	President and Chief Operating Officer	30
Dean K. Hirata	47	Executive Vice President and Chief Financial Officer	14
Douglas R. Weld	56	Executive Vice President and Chief Credit Officer	30
Alwyn S. Chikamoto	50	Executive Vice President, Financial Services — National Markets and Real Estate Construction	27
Blenn A. Fujimoto	46	Executive Vice President, Financial Services — Hawaii Market	24
Denis K. Isono	53	Executive Vice President, Operations and Services	20

        Information about our executive officers and our directors is set forth below:

        Clint Arnoldus.    Since our merger with CB Bancshares, Mr. Arnoldus has served as our Chief Executive Officer and a member of our board of directors. From 2002 until the merger, he served as Chairman of our board and our President and Chief Executive Officer. From 1998 to 2001, Mr. Arnoldus was the Chairman, President and Chief Executive Officer of Community Bank in Pasadena, California.

        Neal K. Kanda.    Since our merger with CB Bancshares, Mr. Kanda has served as our President and Chief Operating Officer. From 2002 until the merger, he served as our Vice President, Secretary and Treasurer, and from 1999 to 2001 he served as our Vice President and Treasurer. From 1993 to 2004, he was an Executive Vice President of Central Pacific Bank and was Chief Financial Officer of Central Pacific Bank from 2002 until the merger.

        Dean K. Hirata.    Since our merger with CB Bancshares, Mr. Hirata has served as our Executive Vice President and Chief Financial Officer. From 1999 until the merger, Mr. Hirata served as Senior Vice President and Chief Financial Officer of CB Bancshares and City Bank, becoming an Executive Vice President of City Bank in 2002. He was also Senior Vice President and Chief Financial Officer of International Savings and Loan Association, Limited, or ISL, from March 1999 to June 2000. Prior to that, he served as Senior Vice President and Controller of First Hawaiian Bank from 1990 to March 1999.

        Douglas R. Weld.    Since our merger with CB Bancshares, Mr. Weld has served as our Executive Vice President and Chief Credit Officer. From May 2003 until the merger, Mr. Weld was an Executive Vice President of City Bank. From April 2002 to May 2003, he served as a Senior Vice President of City Bank. Prior to that, he was Chief Credit Officer of Tokai Bank of California/United California Bank from 1986 to April 2002.

        Alwyn S. Chikamoto.    Since our merger with CB Bancshares, Mr. Chikamoto has served as our Executive Vice President, Financial Services — National Markets and Real Estate Construction. From 2000 until the merger, Mr. Chikamoto served as Executive Vice President and Chief Credit Officer of Central Pacific Bank. From 1997 to 2000, he was Senior Vice President and Commercial Finance Group Manager of Central Pacific Bank.

        Blenn A. Fujimoto.    Since our merger with CB Bancshares, Mr. Fujimoto has served as our Executive Vice President, Financial Services — Hawaii Market. From 2002 until the merger, Mr. Fujimoto was Executive Vice President and Chief Financial Services Officer of Central Pacific Bank. From 2000 to 2002, he served as

Senior Vice President and Retail Division Manager of Central Pacific Bank. He was a Vice President and District Manager for the Bank of Hawaii from 1998 to 2000.

        Denis K. Isono.    Since our merger with CB Bancshares, Mr. Isono has served as Executive Vice President, Operations and Services. From 2002 until the merger, Mr. Isono was Executive Vice President and Chief Operations Officer of Central Pacific Bank. From 2000 to 2002, he served as the Executive Vice President of Operations for Bank of Hawaii, and from 1988 to 2000, he was Senior Vice President and Controller of Bank for Hawaii/Pacific Century Financial Corp.

        In addition to Mr. Arnoldus, the following individuals serve on our board of directors:

        Ronald K. Migita.    Since our merger with CB Bancshares, Mr. Migita has served as Chairman of our board of directors. From April 1997 until September 2004, Mr. Migita served as President and Chief Executive Officer of CB Bancshares and Vice Chairman and Chief Executive Officer of City Bank and additionally served as President of City Bank from August 1998 to June 2000. He was the Vice Chairman and Chief Executive Officer of ISL from April 1997 to June 2000. Prior to joining our board in connection with the merger in September 2004, he served as a director of CB Bancshares since April 1997 and City Bank since August 1995.

        Richard J. Blangiardi.    Since 2002, Mr. Blangiardi has served as the Senior Vice President & General Manager, Emmis Communications Corp. He was the President of Telemundo Holding Inc. from 1999 to 2002, the Managing Director of Brad Marks International in 1999 and Chief Executive Officer of Premier Horse Network from 1997 to 1999. Mr. Blangiardi joined our board in 2003.

        Christine Camp Friedman.    Since 1999, Ms. Camp Friedman has been the Managing Director of Avalon Development Company LLC. She served as the Vice President of Development of A&B Properties, Inc. from 1997 to 1999. Ms. Camp Friedman joined our board in 2004.

        B. Jeannie Hedberg.    Ms. Hedberg is a Certified Public Accountant and has been a Managing Partner of Hedberg, Freitas, King & Tom, CPAs LLP since 1969. Ms. Hedberg joined our board in 2003.

        Dennis I. Hirota, Ph.D.    Since 1986, Dr. Hirota has been the President of Sam O. Hirota, Inc. Engineering and Surveying. He is a Registered Professional Engineer and Licensed Professional Land Surveyor. Dr. Hirota, who has served on the board of Central Pacific Bank since 1980, has served on our board from 1982 to 1985 and since 1986.

        Clayton K. Honbo.    From 1977 to 1999, Dr. Honbo was a doctor of obstetrics and gynecology at Clayton K. Honbo, M.D., Inc. He is currently retired. Dr. Honbo, who has served on the board of Central Pacific Bank since 1986, joined our board in 1999.

        Paul J. Kosasa.    Since 1999, Mr. Kosasa has been the President and Chief Executive Officer of MNS, Ltd., dba ABC Stores and from 1997 to 1998 was the Executive Vice President and District Manager of MNS Ltd., dba ABC Stores. Mr. Kosasa, who has served on the board of Central Pacific Bank since 1994, joined our board in 2002.

        Duane K. Kurisu.    Since 2001, Mr. Kurisu has been the Chairman and Chief Executive Officer of aio group. He has also been a Partner of Kurisu and Fergus since 1985. Prior to joining our board in connection with the merger in September 2004, he served as a director of City Bank since April 1999 and a director of CB Bancshares since April 2001.

        Colbert M. Matsumoto.    Since September 1999, Mr. Matsumoto has served as the Chairman and Chief Executive Officer of Island Insurance Co., Ltd. Prior to joining our board in connection with the merger in September 2004, he served as a director of CB Bancshares since April 1999 and a director of City Bank since April 1998. He also has served as a director of Island Holdings, Inc. since 1999 and was an Attorney at Matsumoto LaFountaine & Chow, AAL, ALC from August 1994 to December 1998.

        Gilbert J. Matsumoto.    Mr. Matsumoto is a Certified Public Accountant. He has been President of The Matsumoto Group, Certified Public Accountants, Inc. since 1979. Mr. Matsumoto, who has served on the board of Central Pacific Bank since 1986, joined our board in 2002.

        Crystal K. Rose.    Ms. Rose has been a partner with the law firm of Bays Deaver Lung Rose & Baba since 1989. Ms. Rose joined the board of Central Pacific Bank in 2004 and our board in 2005.

        Mike K. Sayama.    Since 1997, Mr. Sayama has served as the Vice President of Health Benefits Management of Hawaii Medical Service Association. From 19991 to August 1997, he was the Area Director of Hawaii Biodyne. Prior to joining our board in connection with the merger in September 2004, he had served as a director of City Bank since July 2000 and a director of CB Bancshares since April 2001.

        Maurice H. Yamasato.    Since 1987, Mr. Yamasato has been the President of Yamasato Fujiwara Higa & Associates, Inc. Prior to joining our board in connection with the merger in September 2004, he had served as a director of City Bank since April 1997 and a director of CB Bancshares since April 2002.

        Dwight L. Yoshimura.    Since October 1991, Mr. Yoshimura has served as the Senior Vice President and General Manager of GGP Limited Partnership. Prior to joining our board in connection with the merger in September 2004, he had served as a director of City Bank since August 1999 and a director of CB Bancshares since January 1999.

        All of our directors currently serve on the board of Central Pacific Bank.

SUPERVISION AND REGULATION

General

        Bank holding companies and banks are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors and the Bank Insurance Fund and not for the benefit of our shareholders. Set forth below is a summary description of the material laws and regulations which relate to our operations. The description is qualified in its entirety by reference to the applicable laws and regulations.

Central Pacific Financial Corp.

        We are a registered bank holding company subject to regulation under the Bank Holding Company Act. We file with the Federal Reserve Board periodic reports and such additional information as the Federal Reserve Board may require. The Federal Reserve Board conducts examinations of us.

        Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. We are also required by the Federal Reserve Board to maintain certain levels of capital. It is the Federal Reserve Board's policy that a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board's regulations or both.

        The Federal Reserve Board may require us to terminate an activity or terminate control of or liquidate or divest certain subsidiaries, affiliates or investments when the Federal Reserve Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of our banking subsidiary. Under certain circumstances, we must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming our equity securities.

        We are required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Prior approval of the Federal Reserve Board is also required for our merger or consolidation with another bank holding company.

        We are prohibited by the Bank Holding Company Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or furnishing services to our subsidiaries. However, subject to the prior notice or approval of the Federal Reserve Board, we may engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

        We are also a "financial institution holding company" as contemplated by Hawaii law. As such, we are subject to examination by, and may be required to file reports with, the Hawaii Commissioner of Financial Institutions.

Central Pacific Bank

        Central Pacific Bank, as a Hawaii-chartered bank, is subject to primary supervision, periodic examination, and regulation by the Hawaii Commissioner of Financial Institutions and the FDIC. Central Pacific Bank is also subject to certain regulations promulgated by the Federal Reserve Board. If, as a result of an examination of the bank, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of its operations are unsatisfactory or that it or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict its growth, to assess civil monetary penalties, to remove officers and directors, and ultimately to terminate its deposit insurance, which for a Hawaii-chartered bank would result in the revocation of its charter. The Hawaii Commissioner of Financial Institutions separately enjoys many of the same remedial powers.

Capital Standards

        The federal banking agencies have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk (such as cash) to 100% or more for assets with relatively high credit risk.

        The guidelines require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization to qualify as "well-capitalized," the minimum leverage ratio of Tier 1 capital to total assets must generally be 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios. The Federal Reserve Board guidelines apply to us while the FDIC guidelines apply to Central Pacific Bank.

        As of December 31, 2004, our capital ratios and the capital ratios of our banks exceeded the minimum thresholds for a "well-capitalized" institution. The following table sets forth actual and required capital ratios for us as of December 31, 2004:

			Minimum required for capital adequacy purposes		Minimum required to be well capitalized
	Actual Amount
		Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Central Pacific Financial Corp.
Tier 1 risk based capital	$351,705	9.67%	$145,445	4.00%	$218,167	6.00%
Total risk based capital	397,300	10.93	290,890	8.00	363,612	10.00
Leverage capital	351,705	8.11	173,466	4.00	216,832	5.00
Central Pacific Bank
Tier 1 risk based capital	$182,561	9.65%	$75,644	4.00%	$113,467	6.00%
Total risk based capital	206,225	10.90	151,289	8.00	189,111	10.00
Leverage capital	182,561	7.51	97,177	4.00	121,472	5.00
City Bank
Tier 1 risk based capital	$174,774	9.94%	$70,366	4.00%	$105,549	6.00%
Total risk based capital	196,880	11.19	140,733	8.00	175,916	10.00
Leverage capital	174,774	9.24	75,664	4.00	94,580	5.00

        The failure of us or our bank to maintain adequate capital could result in mandatory restrictions or prohibitions on our activities, including the ability to pay dividends.

USA PATRIOT Act of 2001

        We and our bank are subject to the USA PATRIOT Act of 2001. Title III of the USA Patriot Act substantially broadens the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, defining new crimes and related penalties, and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department, or the Treasury, has issued a number of implementation regulations, which apply various requirements of the USA Patriot Act to financial institutions, and with which our bank must comply. These regulations also impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

        Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. We have adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update our policies, procedures and controls to reflect changes required by the USA Patriot Act and the Treasury's regulations.

DESCRIPTION OF CAPITAL STOCK

        The following description of the terms of our common stock is not meant to be complete and is qualified by reference to our Restated Articles of Incorporation, which is incorporated by reference in this prospectus.

        We are authorized to issue 100,000,000 shares of common stock, no par value per share. As of February 24, 2005, 28,270,840 shares of our common stock were issued and outstanding. Upon completion of this offering, there will be 30,020,840 shares of our common stock issued and outstanding, assuming that the underwriters' over-allotment option is not exercised. Our outstanding shares of common stock are fully paid and nonassessable.

        We are authorized to issue 1,000,000 shares of preferred stock, no par value per share. As of February 24, 2005, no shares of our preferred stock were issued and outstanding.

        Dividend Rights.    Dividends may be paid on our common stock and on any class of stock entitled to participate with the common stock as to dividends but only when and as declared by our board of directors.

        Voting Rights.    Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of our common stock are not entitled to cumulative voting rights for the election of directors.

        Liquidation Rights.    If we liquidate, dissolve or wind up our business, holders of our common stock are entitled to receive all remaining assets available for distribution to shareholders after satisfaction of our liabilities and the preferential rights of any preferred stock that may be outstanding at that time.

        Preemption Right and Sinking Fund, Redemption or Conversion Provisions.    Holders of shares of our common stock have no preemptive rights to purchase, subscribe for or receive shares of any class, or series thereof, of our stock. The common stock is not entitled to any sinking fund, redemption or conversion provisions.

        Preferred Share Purchase Rights.    Pursuant to a Rights Agreement dated as of August 26, 1998, between us and Mellon Investor Services LLC, as rights agent, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock on August 26, 1998. The preferred share purchase rights, when exercisable, entitle the registered holder to purchase from us one two-thousandth of a share of our Series A Junior Participating Preferred Stock, no par value per share, at a price of $37.50 per one two-hundredth of a preferred share, subject to adjustment. These rights are attached to, and transferred with, all shares of our common stock outstanding until the distribution date described below. The rights will separate from the shares of our common stock on the distribution date. The distribution date means the date which is the earlier to occur of:

  •
  10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common shares;

  •
  10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding common shares; or

we may redeem the rights at the option of our board of directors for $0.02 per right, subject to adjustment, at any time prior to the earlier of the expiration of the rights or on the date that a person or persons acquire 15% of our voting power. Our board of directors may amend the rights at any time without shareholder approval, provided, however, that from and after the date that a person or persons acquire beneficial ownership of 15% or more of our outstanding common shares, the rights agreement shall not be amended in any manner that would adversely affect the holders of rights. Unless earlier redeemed, the rights will expire by their terms on August 26, 2008.

        Our common stock is currently listed on the NYSE under the symbol "CPF".

PLAN OF DISTRIBUTION

        Subject to the terms and conditions set forth in an underwriting agreement among us and each of the underwriters named below, through their representative Bear, Stearns & Co. Inc., has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Sandler O'Neill & Partners, L.P.
RBC Capital Markets
Total	1,750,000

        The underwriting agreement provides that the obligations of the underwriters thereunder are several and subject to approval of certain legal matters by their counsel and various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares.

        The underwriters will initially offer the shares of our common stock at the public offering price set forth on the cover of this prospectus. Any shares of our common stock the underwriters sell to securities dealers may be sold at a discount of up to $        per share from the public offering price. Any such securities dealers may resell any shares they purchase from the underwriters to certain other brokers or dealers at a discount of up to $        per share from the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

        We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 262,500 additional shares, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part, then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter's initial purchase commitment as indicated in the preceding table.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        We have agreed that, with limited exceptions, during the period up to and including the date 90 days after the date of this prospectus, we will not, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock or any substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock or any securities substantially similar to our common stock, other than pursuant to employee stock option plans existing on the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc.

        In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

        The following table shows the underwriting discount to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Total
	Per Share	Without Overallotment Option	With Overallotment Option
Offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us

        Other expenses of this offering, including the registration fees and the fees of financial printers, legal counsel, and accountants, payable by us are expected to be approximately $660,000.

        The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

VALIDITY OF COMMON STOCK

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by McCorriston Miller Mukai MacKinnon LLP, Honolulu, Hawaii, and for the underwriters by Manatt Phelps & Phillips, LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements of Central Pacific Financial Corp. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of CB Bancshares, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, included in our current report on Form 8-K, filed on February 8, 2005, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

1,750,000 Shares

Common Stock

PROSPECTUS

                        , 2005

Bear, Stearns & Co. Inc.
Sandler O'Neill & Partners, L.P.
RBC Capital Markets

Until                         , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following are the expenses in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$8,786
New York Stock Exchange listing fee for shares of common stock	6,125
Legal fees and expenses	255,000
Accounting fees and expenses	200,000
Printing fees	100,000
Miscellaneous fees and expenses	90,000

Total	$659,911

Item 15. Indemnification of Directors and Officers

        Section 414-242 of the Hawaii Business Corporation Act provides that a corporation may indemnify an individual who is a party to a proceeding because the individual is a director against liability incurred in the proceeding if:

  •
  the individual conducted himself or herself in good faith and the individual reasonably believed: (i) in the case of conduct in the individual's official capacity, that the individual's conduct was in the best interests of the corporation; and (ii) in all other cases, that the individual's conduct was at least not opposed to the best interests of the corporation; and

  •
  in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful; or

  •
  the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

        To the extent that a director is wholly successful in the defense of any proceeding to which the director was a party because the director was a director of the corporation, the corporation is required by Section 414-243 of the Hawaii Business Corporation Act to indemnify such director for reasonable expenses incurred thereby.

        Under Section 414-244 of the Hawaii Business Corporation Act, a corporation, before final disposition of a proceeding, may advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because the director is a director of the corporation if the director delivers certain written affirmations and certain undertakings. Under certain circumstances, under Section 414-245 of the Hawaii Business Corporation Act, a director may apply for and obtain indemnification or an advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction.

        Further, under Section 414-246 of the Hawaii Business Corporation Act, indemnification may be made only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because a director has met the applicable standard, with such determination to be made:

  •
  by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or who do not have a familial, financial, professional or employment relationship with the director whose indemnification is the subject of the decision being made, which relationship would reasonably be expected to influence the director's judgment when voting on the decision being made;

  •
  by special legal counsel; or

  •
  by a majority vote of the shareholders.

        Under Section 414-247 of the Hawaii Business Corporation Act, a corporation may indemnify and advance expenses to an officer who is a party to a proceeding because the officer is an officer of the corporation:

  •
  to the same extent as a director; and

  •
  if the person is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or liability arising out of conduct that constitutes: (i) receipt by the officer of a financial benefit to which the officer is not entitled; (ii) an intentional infliction of harm on the corporation or the shareholders; or (iii) an intentional violation of criminal law.

        The above-described provision applies to an officer who is also a director if the basis on which officer is made a party to the proceeding is an act or omission solely as an officer. Further, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 414-243 of the Hawaii Business Corporation Act and may apply to a court under Section 414-245 of the Hawaii Business Corporation Act for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses.

        The Hawaii Business Corporation Act also provides that a corporation may include indemnification provisions in its articles of incorporation that are broader than the foregoing provisions. Our Restated Articles of Incorporation do not address the matter of indemnification of directors and officers; however, the provisions of our Restated Bylaws relating to indemnification of directors and officers are substantially the same as the provisions of the Hawaii Business Corporation Act described above as related to the corporation's obligations and authority to indemnify its directors and officers.

        We have purchased insurance on behalf of any person who is or was a director, officer, employee or agent of Central Pacific, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against such liability under the provisions of our Restated Bylaws.

Item 16. Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
4.1	Restated Articles of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2004).
4.2	Restated Bylaws of the registrant (incorporated by reference to Exhibit 3.2 to the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2004).
4.3
Rights Agreement dated as of August 26, 1998 between registrant and the Rights Agent (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form 8-A filed on September 16, 1998).
5.1*	Opinion of McCorriston Miller Mukai MacKinnon LLP.
23.1	Consent of KPMG LLP (with respect to Central Pacific Financial Corp.).
23.2	Consent of KPMG LLP (with respect to CB Bancshares, Inc.).
23.3*	Consent of McCorriston Miller Mukai MacKinnon LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (see signature page to Form S-3 Registration Statement (File No. 333-122723) filed on February 11, 2005).

*
To be filed by amendment

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

             (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5)   That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (6)   That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (7)   That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Central Pacific Financial Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Honolulu, state of Hawaii, on February 28, 2005.

CENTRAL PACIFIC FINANCIAL CORP.
By	/s/ CLINT ARNOLDUS Clint Arnoldus Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ CLINT ARNOLDUS Clint Arnoldus	Chief Executive Officer (Principal Executive Officer) and Director	February 28, 2005
* Ronald K. Migita	Chairman of the Board	February 28, 2005
/s/ DEAN K. HIRATA Dean K. Hirata	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 28, 2005
* Richard J. Blangiardi	Director	February 28, 2005
Christine Camp Friedman	Director	February 28, 2005
* B. Jeannie Hedberg	Director	February 28, 2005
* Dennis I. Hirota, Ph.D.	Director	February 28, 2005
* Clayton K. Honbo	Director	February 28, 2005
* Paul J. Kosasa	Director	February 28, 2005

* Duane K. Kurisu	Director	February 28, 2005
* Colbert M. Matsumoto	Director	February 28, 2005
* Gilbert J. Matsumoto	Director	February 28, 2005
* Crystal K. Rose	Director	February 28, 2005
* Mike K. Sayama	Director	February 28, 2005
* Maurice H. Yamasato	Director	February 28, 2005
* Dwight L. Yoshimura	Director	February 28, 2005

* By:	/s/ CLINT ARNOLDUS Clint Arnoldus Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
4.1	Restated Articles of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2004).
4.2	Restated Bylaws of the registrant (incorporated by reference to Exhibit 3.2 to the registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2004).
4.3
Rights Agreement dated as of August 26, 1998 between registrant and the Rights Agent (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form 8-A filed on September 16, 1998).
5.1*	Opinion of McCorriston Miller Mukai MacKinnon LLP.
23.1	Consent of KPMG LLP (with respect to Central Pacific Financial Corp.).
23.2	Consent of KPMG LLP (with respect to CB Bancshares, Inc.).
23.3*	Consent of McCorriston Miller Mukai MacKinnon LLP.
24.1	Powers of Attorney (see signature page to Form S-3 Registration Statement (File No. 333-122723) filed on February 11, 2005).

*
To be filed by amendment

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TABLE OF CONTENTS
AVAILABLE INFORMATION
FORWARD-LOOKING INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
HISTORICAL MARKET PRICE AND DIVIDEND INFORMATION
CAPITALIZATION
OUR BUSINESS
MANAGEMENT
SUPERVISION AND REGULATION
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
VALIDITY OF COMMON STOCK
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS